[LETTERHEAD OF COLUMBIA FINANCIAL, INC.]

February 6, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Columbia Financial, Inc.

Registration Statement on Form S-1

Request for Acceleration of Effectiveness

File No. 333-221912

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement on Form S-1, Columbia Financial, Inc. (the “Company”) hereby requests that said Registration Statement on Form S-1 be declared effective on Thursday, February 8, 2018, at 4:00 p.m., Eastern time, or as soon thereafter as practicable.

If you have any questions regarding this request, please telephone Christina M. Gattuso of Kilpatrick Townsend & Stockton LLP at 202.508.5884 or Stephen F. Donahoe of Kilpatrick Townsend & Stockton LLP at 202.508.5818.

Very truly yours,

COLUMBIA FINANCIAL, INC.

/s/ Thomas J. Kemly

Thomas J. Kemly

President and Chief Executive Officer

cc:	Jessica Livingston, U.S. Securities and Exchange Commission